May 27, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:	Kogeto, Inc. – Annual Report on Form 10-K

for the Year ended December 31, 2013

Ladies and Gentlemen:

On behalf of Kogeto, Inc., a Nevada corporation, we hereby submit in electronic format for filing with the U.S. Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended, and Rule 101(a)(1)(iii) of Regulation S-T, one copy of Kogeto’s Annual Report on Form 10-K for the year ended December 31, 2013.

The financial statements in the Form 10-K of Northeast Automotive Holdings, Inc. do not reflect a change from the preceding year in any accounting principles or practices, or in the method of applying any such principles or practices.

Please note that Kogeto’s audited historical financial statements have been furnished separately under a current report on Form 8-K in respect of the change in control of the registrant. An amended Form 8-K is forthcoming to take account of the staff’s prior comments. To the extent applicable, the Form 10-K also reflects the staff’s prior comments.

Please address any comments or questions that you may have concerning the Form 10-K to John Clark, the Company's Chief Financial Officer, or to me.

Very truly yours,

/s/ Spencer G. Feldman

Spencer G. Feldman

Enclosures

cc:	Mr. Jeff Glasse

Mr. John P. Clark